

August 14, 2018

Craig Boelte
Chief Financial Officer
Paycom Software, Inc.
7501 W. Memorial Road
Oklahoma City, OK 73142

>   **Re: Paycom Software, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2017**
>   **Filed February 14, 2018**
>   **File No. 001-36393**

Dear Mr. Boelte:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Information Technologies
> and Services